SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-20190

CUSIP Number: 052666 10 4

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended: June 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Authentidate Holding Corp.

Full Name of Registrant

Connell Corporate Center 300 Connell Drive, 5th Floor

Address of Principal Executive Offices (street and number)

Berkeley Heights, NJ 07922

City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Authentidate Holding Corp. (the “Registrant”) files this report for a 15-day extension for filing its Annual Report on Form 10-K for the period ended June 30, 2011 (“Form 10-K”). The Registrant will not be in position to file its Form 10-K by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements and other disclosures in the Form 10-K, which has resulted in a delay by the Registrant in obtaining a final review of its financial statements and other information contained in the Form 10-K by its board and its independent registered public accounting firm. Therefore, Registrant’s management is unable to finalize the Form 10-K in sufficient time to file such report by the prescribed filing date. The Registrant anticipates that it will file its Form 10-K no later than fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William A. Marshall	(908)	787-1700
Name	Area Code	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Authentidate Holding Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2011	By:	/s/ O’Connell Benjamin
O’Connell Benjamin
Chief Executive Officer

Narrative Response to Part IV, Question (3):

The Registrant is filing this Form 12b-25 for a 15-day extension for filing its Annual Report on Form 10-K for the period ended June 30, 2011 (“FY 2011”) to enable its management to complete the financial statements so as to allow for a complete review of its financial statements by the Audit Committee of the Board and its independent registered public accounting firm. Management expects however that financial results may significantly vary compared to the fiscal year ended June 30, 2010 (“FY 2010”) due in part to the previously announced disposition of the Company’s German subsidiary, Authentidate International AG, and the non-cash loss on disposal recorded by the Registrant during the fiscal quarter ended March 31, 2011 relating to such transaction.

As previously disclosed in the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, the Registrant reported the results of operations of Authentidate International AG as discontinued operations. Accordingly, for FY 2011, the Registrant expects to report revenues from continuing operations of approximately $2,795,000 compared to revenues from continuing operations of approximately $2,419,000 for FY 2010. In FY 2010, the Registrant reported total revenues of $6,746,000, which included approximately $4,327,000 of revenues related to Authentidate International AG. The Registrant expects to report a loss from continuing operations for FY 2011 of approximately $6,786,000, compared to a loss from continuing operations of $9,047,000 for FY 2010. The Registrant expects to report a net loss for FY 2011 of approximately $12,555,000, compared to a net loss of $9,005,000 for FY 2010. The net loss for FY 2011 will include a loss from discontinued operations of approximately $5,769,000, including a non-cash loss on disposal of $5,405,000. In FY 2010, the Registrant reported income from discontinued operations of approximately $42,000. Since the Registrant has not completed its financial statements and other disclosures in the Form 10-K, and the audit of the financial statements has therefore not been completed, the financial information contained herein is subject to adjustment.

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